Filed Pursuant to Rule 424(b)(4)
Registration No. 333-166016

CVR Energy, Inc.

23,610,218 Shares
Common Stock

The selling stockholders named in this prospectus supplement are offering 23,610,218 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock, par value $0.01 per share, is listed on the New York Stock Exchange under the symbol “CVI.” As of February 2, 2011, the closing price of our common stock was $17.40 per share.

Investing in our common stock involves risks. You should carefully consider all of the information set forth in and incorporated by reference in this prospectus supplement, including the risk factors described under the caption “Risk Factors” in this prospectus supplement and in the periodic reports we file with the Securities and Exchange Commission (the “SEC”), as well as the risk factors and other information in the accompanying prospectus and any documents we incorporate by reference herein, before deciding to invest in our common stock. See “Incorporation By Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$16.75000	$395,471,152
Underwriting discount	$0.75375	$17,796,202
Proceeds to the selling stockholders	$15.99625	$377,674,950

To the extent that the underwriters sell more than 23,610,218 shares of common stock, the underwriters have the option to purchase up to an additional 3,541,532 shares of common stock from certain of the selling stockholders at the public offering price less the underwriting discount. We will not receive any of the proceeds from the sale of shares by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on February 8, 2011.

Joint Book-Running Managers

Goldman, Sachs & Co.	Deutsche Bank Securities	Credit Suisse

Prospectus Supplement dated February 2, 2011
(To Prospectus dated July 1, 2010)

This document is in two parts. The first part is this prospectus supplement, which adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of shares of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

At varying places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of the documents for additional information by indicating the caption heading of the other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the Table of Contents on the back cover page of this prospectus supplement. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only where those offers and sales are permitted.

In this prospectus supplement, all references to the “Company,” “CVR Energy,” “we,” “us” and “our” refer to CVR Energy, Inc., a Delaware corporation, and its consolidated subsidiaries, and all references to the “nitrogen fertilizer business” and the “Partnership” refer to CVR Partners, LP, a Delaware limited partnership that owns and operates our nitrogen fertilizer facility, unless the context otherwise requires or where otherwise indicated. The Company currently owns all of the interests in the Partnership other than the managing general partner interest and associated incentive distribution rights.

i

CVR ENERGY, INC.

We are an independent refiner and marketer of high value transportation fuels and, through CVR Partners, LP (the “Partnership”), a limited partnership, a producer of ammonia and urea ammonia nitrate, or UAN, fertilizers. We are one of only eight petroleum refiners and marketers located within the mid-continent region (Kansas, Oklahoma, Missouri, Nebraska and Iowa). The nitrogen fertilizer business operates the only nitrogen fertilizer production facility in North America that uses a petroleum coke, or pet coke, gasification process to produce nitrogen fertilizer.

Our petroleum business includes a 115,000 barrel per day, or bpd, complex full coking medium-sour crude refinery in Coffeyville, Kansas. In addition, our supporting businesses include (1) a crude oil gathering system with a capacity of approximately 35,000 bpd serving Kansas, Oklahoma, western Missouri, and southwestern Nebraska, (2) a 145,000 bpd pipeline system that transports crude oil from Caney, Kansas to our refinery with 1.2 million barrels of associated company-owned storage tanks and an additional 2.7 million barrels of leased storage capacity located at Cushing, Oklahoma, (3) a rack marketing division supplying product through tanker trucks for distribution directly to customers located in close geographic proximity to Coffeyville and Phillipsburg and to customers at throughput terminals on refined products distribution systems run by Magellan Midstream Partners, L.P. and NuStar Energy, LP and (4) storage and terminal facilities for asphalt and refined fuels in Phillipsburg, Kansas. Our refinery is situated approximately 100 miles from Cushing, Oklahoma, one of the largest crude oil trading and storage hubs in the United States, served by numerous pipelines from locations including the U.S. Gulf Coast and Canada, providing us with access to virtually any crude oil variety in the world capable of being transported by pipeline.

The nitrogen fertilizer business consists of a nitrogen fertilizer facility in Coffeyville, Kansas that is the only operation in North America that uses a pet coke gasification process to produce nitrogen fertilizer. The nitrogen fertilizer manufacturing facility includes a 1,225 ton-per-day ammonia unit, a 2,025 ton-per-day UAN unit and a gasifier complex having a capacity of approximately 84 million standard cubic feet per day. The nitrogen fertilizer business’ gasifier is a dual-train facility, with each gasifier able to function independently of the other, thereby providing redundancy and improving its reliability. By using pet coke (a coal-like substance that is produced during the refining process) as the primary raw material feedstock instead of natural gas, the nitrogen fertilizer business has historically been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America. A majority of the ammonia produced by the nitrogen fertilizer plant is further upgraded to UAN fertilizer, an aqueous solution of urea and ammonium nitrate used as a fertilizer which has historically commanded a price premium over ammonia. During the last five years, over 70% of the pet coke utilized by the fertilizer plant was produced and supplied by our crude oil refinery.

As a result of the common stock offering that closed on November 24, 2010, we ceased to be a “controlled company” under New York Stock Exchange rules because our sponsors collectively owned less than 50% of our common stock. As a result, in accordance with NYSE rules, we will be required to have a majority of independent directors no later than November 24, 2011. Following this offering the funds associated with Kelso & Company, L.P., or the Kelso Funds, will beneficially own less than 20% of our outstanding shares of common stock. As a result, the Kelso Funds will have the right to nominate only one director (compared to two directors which they currently nominate). In addition, following this offering the funds associated with Goldman, Sachs & Co., or the Goldman Sachs Funds, will not own any of our outstanding shares of common stock and, accordingly, will not have the right to nominate any director.

CVR Energy, Inc. was incorporated in Delaware in September 2006. Our principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and our telephone number is (281) 207-3200.

RECENT DEVELOPMENTS

Estimated Fourth Quarter and Full Year 2010 Results

Based on preliminary data, we estimate that net sales, operating income, and total throughput at our refinery and production at the nitrogen fertilizer plant for the fourth quarter and year ended December 31, 2010 were as follows:

•	We estimate that net sales for the fourth quarter ended December 31, 2010 were between $1,050.0 million and $1,200.0 million (compared to net sales of $921.9 million for the fourth quarter ended December 31, 2009).

•	We estimate that net sales for the year ended December 31, 2010 were between $3,980.0 million and $4,130.0 million (compared to net sales of $3,136.3 million for the year ended December 31, 2009).

•	We estimate that operating income for the fourth quarter ended December 31, 2010 was between $32.0 million and $38.0 million (compared to operating income of $19.6 million for the fourth quarter ended December 31, 2009).

•	We estimate that operating income for the year ended December 31, 2010 was between $90.0 million and $96.0 million (compared to operating income of $208.2 million for the year ended December 31, 2009).

•	We estimate that total average throughput (crude oil and all other feedstocks and blendstocks) for the fourth quarter ended December 31, 2010 was approximately 130,000 barrels per day, or bpd (compared to total average throughput of 125,966 bpd for the fourth quarter ended December 31, 2009).

•	We estimate that total average throughput for the year ended December 31, 2010 was approximately 123,000 bpd (compared to total average throughput of 120,239 bpd for the year ended December 31, 2009).

•	We estimate that the nitrogen fertilizer plant produced 69,900 tons of ammonia during the fourth quarter ended December 31, 2010, of which 37,700 net tons were available for sale, and the rest was upgraded to 77,800 tons of UAN. During the fourth quarter ended December 31, 2009, the plant produced 111,800 tons of ammonia, of which 39,300 net tons were available for sale, and the rest was upgraded to 176,600 tons of UAN.

•	We estimate that the nitrogen fertilizer plant produced 392,700 tons of ammonia for the year ended December 31, 2010, of which 155,600 net tons were available for sale, and the rest was upgraded to 578,200 tons of UAN. For the year ended December 31, 2009, the plant produced 435,200 tons of ammonia, of which 156,600 net tons were available for sale, and the rest was upgraded to 677,700 tons of UAN.

Additionally, we estimate that the results as estimated above were unfavorably impacted by share-based compensation expense for 2010 as follows:

•	We estimate that share-based compensation expense on a pre-tax basis for the fourth quarter ended December 31, 2010 was between $26.5 million and $30.0 million (compared to a reversal of share-based compensation expense on a pre-tax basis of $16.6 million for the fourth quarter ended December 31, 2009).

•	We estimate that share-based compensation expense on a pre-tax basis for the year ended December 31, 2010 was between $35.0 million and $38.5 million (compared to share-based compensation expense on a pre-tax basis of $8.8 million for the year ended December 31, 2009).

We believe our use of first-in/first-out (FIFO) accounting impacted the results estimated above as follows:

•	We estimate that FIFO accounting had a favorable impact on our operating income on a pre-tax basis of between $28.0 million and $31.0 million for the fourth quarter ended December 31, 2010 (compared to a favorable impact of $20.5 million for the fourth quarter ended December 31, 2009).

•	We estimate that FIFO accounting had a favorable impact on our operating income on a pre-tax basis of between $30.0 million and $33.0 million for the full year ended December 31, 2010 (compared to a favorable impact of $67.9 million for the year ended December 31, 2009).

Because our financial statements for the fourth quarter ended December 31, 2010 and the year ended December 31, 2010 are not yet available, the fourth quarter and full year estimates included above are preliminary, unaudited, subject to completion, reflect our current best estimates and may be revised as a result of management’s further review of our results. During the course of the preparation of our consolidated annual financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial information presented above.

Partnership Registration Statement

On December 20, 2011, the Partnership filed a registration statement on Form S-1 (the “Partnership Registration Statement”) to effect an initial public offering of its common units representing limited partner interests. The aggregate amount to be raised in the offering has not yet been determined. The initial public offering is subject to numerous conditions, including, without limitation, market conditions, pricing, regulatory approvals (including clearance from the SEC), compliance with contractual obligations, and reaching agreements with underwriters and lenders. Accordingly, the initial public offering may not occur on the terms described in the Partnership Registration Statement or at all. The Partnership Registration Statement is currently under review by the SEC; any comments issued by the SEC could be material and could require the Partnership to make material changes to the disclosures contained in the Registration Statement. This description does not constitute an offer to sell or the solicitation of an offer to buy common units of the Partnership. A registration statement relating to the common units of the Partnership has been filed with the SEC but has not yet become effective. Common units of the Partnership may not be sold nor may offers be accepted prior to the time the Partnership Registration Statement becomes effective.

UAN Expansion

The nitrogen fertilizer business has determined to move forward with an expansion of the nitrogen fertilizer plant that is designed to increase UAN production capacity by 400,000 tons per year. The expansion plan approved by the Partnership is expected to cost approximately $135 million (of which approximately $31 million had been spent as of December 31, 2010) and is expected to take 18 to 24 months to complete. The nitrogen fertilizer business intends to fund the expansion with a portion of the net proceeds from its initial public offering and term loan borrowings. The UAN expansion is conditioned on and subject to consummation of the Partnership’s initial public offering.

General Partner Repurchase

The Partnership’s general partner has agreed to sell the Partnership’s incentive distribution rights (the “IDRs”) back to the Partnership for $26.0 million in cash. In connection with this sale, the Partnership will extinguish such IDRs, and the current owner of the Partnership’s general partner will sell the general partner to Coffeyville Resources, LLC, a subsidiary of the

Company, for nominal consideration. The consummation of these transactions is conditioned on the consummation of the Partnership’s initial public offering.

Credit Facility

The Partnership is currently in discussions with potential lenders with respect to a new credit facility, including a $125.0 million term loan and a $25.0 million revolving credit facility. The size, maturity and other terms of the Partnership’s credit facility are currently under discussion and are subject to numerous conditions, including market conditions, negotiation of satisfactory agreements with potential lenders and consummation of the Partnership’s initial public offering.

UAN Vessel

On September 30, 2010, the nitrogen fertilizer plant experienced an interruption in operations due to a rupture of a high-pressure UAN vessel. All operations at the nitrogen fertilizer facility were immediately shut down. No one was injured in the incident.

The nitrogen fertilizer facility had previously scheduled a major turnaround to begin on October 5, 2010. To minimize disruption and impact to the production schedule, the turnaround was accelerated. The turnaround was completed on October 29, 2010 with the gasification and ammonia units in operation. The fertilizer facility restarted production of UAN on November 16, 2010, but repairs continue to be completed on the UAN unit due to the incident.

We currently estimate that the costs associated with the repair of damage caused by the incident are approximately $10.0 million to $11.0 million. Repairs were substantially completed by December 31, 2010, and we anticipate that substantially all of the repair costs in excess of a $2.5 million deductible will be covered by insurance.

Fertilizer Plant Property Taxes

The nitrogen fertilizer plant received a 10-year tax abatement from Montgomery County, Kansas in connection with its construction that expired on December 31, 2007. In connection with the expiration of the abatement, the county reassessed the nitrogen fertilizer plant and classified the nitrogen fertilizer plant as almost entirely real property instead of almost entirely personal property. The reassessment has resulted in an increase to our annual property tax liability for the plant by an average of approximately $10.7 million per year for the years ended December 31, 2008 and December 31, 2009, and is anticipated to result in an increase of approximately $11.7 million for the year ending December 31, 2010. We do not agree with the county’s classification of the nitrogen fertilizer plant and are currently disputing it before the Kansas Court of Tax Appeals, or COTA. However, we have fully accrued for the property tax the county claims we owe for the years ended December 31, 2008, 2009, and 2010, all of which are reflected as a direct operating expense in our financial statements, and have made all cash payments due through December 31, 2010 (the second half of the payment in respect of amounts owed for the 2010 fiscal year will be paid when due in May 2011).

An evidentiary hearing before COTA is currently scheduled during the first quarter of 2011 regarding our property tax claims for the year ended December 31, 2008. Assuming the hearing takes place during the first quarter of 2011, we believe COTA is likely to issue a ruling sometime during 2011. However, the timing of a ruling in the case is uncertain, and there can be no assurance we will receive a ruling in 2011. If we are successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, a portion of the accrued and paid expenses would be refunded, which could have a material positive effect on our results of operations. If we are not successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, we expect that we will pay taxes at or below the elevated rates described above.

November 2010 Secondary Offering

On November 24, 2010, Coffeyville Acquisition LLC, Coffeyville Acquisition II LLC and John J. Lipinski, our chief executive officer, closed an offering of 18,000,000 shares of our common stock at a public offering price of $10.75 per share. Deutsche Bank Securities Inc. and Goldman, Sachs & Co. served as the joint book-running managers for the offering. Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC distributed the proceeds of the November 2010 offering to their members (which include our sponsors and management members) and we made payments to management members pursuant to our Phantom Unit Plans. For disclosure of these payments, see “Selling Stockholders”.

ABL Credit Facility

We are currently in discussion with potential lenders to replace our existing credit facility with a $250.0 million asset-based revolving credit facility. The terms of the new credit facility remain under discussion and entry into an agreement remains subject to numerous factors, including market conditions and negotiation of satisfactory agreements with potential lenders. There can be no assurance that we will be able to enter into the new credit facility on satisfactory terms or at all.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the “Risk Factors” set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, the updated risk factors attached to this prospectus supplement as Annex A, as well as other risk factors described under the caption “Risk Factors” in any documents we incorporate by reference into this prospectus supplement, before deciding to invest in any of our securities. See “Incorporation By Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of operating as a public company, our capital programs and environmental expenditures. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	volatile margins in the refining industry;

•	exposure to the risks associated with volatile crude prices;

•	the availability of adequate cash and other sources of liquidity for our capital needs;

•	disruption of our ability to obtain an adequate supply of crude oil;

•	interruption of the pipelines supplying feedstock and in the distribution of our products;

•	competition in the petroleum and nitrogen fertilizer businesses;

•	capital expenditures and potential liabilities arising from environmental laws and regulations;

•	an inability to obtain or renew permits;

•	changes in our credit profile;

•	the nitrogen fertilizer business’ largely fixed costs and the potential decline in the price of natural gas, which is the main resource used by the nitrogen fertilizer business’ competitors;

•	the cyclical and volatile nature of the nitrogen fertilizer business;

•	adverse weather conditions, including potential floods and other natural disasters;

•	the supply and price levels of essential raw materials;

•	the volatile nature of ammonia, potential liability for accidents involving ammonia that cause interruption to our business, severe damage to property or injury to the environment and human health and potential increased costs relating to transport of ammonia;

•	the dependence of the nitrogen fertilizer operations on a few third-party suppliers, including providers of transportation services and equipment;

•	the potential loss of the nitrogen fertilizer business’ transportation cost advantage over its competitors;

•	dependence on significant customers;

•	existing and proposed environmental laws and regulations, including those related to climate change, alternative energy or fuel sources, and the end-use and application of fertilizers;

•	refinery and nitrogen fertilizer facility operating hazards and interruptions, including unscheduled maintenance or downtime, and the availability of adequate insurance coverage;

•	the success of our acquisition and expansion strategies;

•	our significant indebtedness;

•	potential shortages of skilled labor or losses of key personnel;

•	there can be no assurance that the Partnership’s initial public offering will be consummated and, if consummated, as to the size or terms thereof;

•	assuming the Partnership’s initial public offering is consummated, our limited partner interests will be reduced and our rights to distributions from the Partnership will be materially adversely affected; and

•	potential disruptions in the global or U.S. capital and credit markets.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time made, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

This list of factors is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders identified in this prospectus supplement. The selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock. See “Selling Stockholders.”

SELLING STOCKHOLDERS

This prospectus supplement has been filed pursuant to registration rights granted to the selling stockholders in connection with our initial public offering in order to permit the selling stockholders to resell to the public shares of our common stock, as well as any common stock that we may issue or may be issuable by reason of any stock split, stock dividend or similar transaction involving these shares. Under the terms of the registration rights agreement between us and the selling stockholders named herein, we will pay all expenses of the registration of their shares of our common stock, including SEC filings fees, except that the selling stockholders will pay all underwriting discounts and selling commissions.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of the shares of our common stock held by the selling stockholders as of February 2, 2011

Based on information provided to us, the selling stockholders did not purchase shares of our common stock outside the ordinary course of business or, at the time of their acquisition of shares of our common stock, did not have any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares.

In the table below, the percentage of shares beneficially owned is based on 87,782,963 shares of our common stock outstanding as of February 2, 2011 (which includes 1,369,182 restricted shares). Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus supplement are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o CVR Energy, Inc., 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

	Shares Beneficially			Shares Beneficially
	Owned		Number of	Owned
Beneficial Owner	Prior to the Offering		Shares	After the Offering†
Name and Address	Number	Percent	Offered†	Number	Percent

Coffeyville Acquisition LLC (1)	19,747,202	22.5%	8,496,964	11,250,238	12.8%
Kelso Investment Associates VII, L.P. (1)	19,747,202	22.5%	8,496,964	11,250,238	12.8%
320 Park Avenue, 24th Floor New York, New York 10022
KEP VI, LLC (1)	19,747,202	22.5%	8,496,964	11,250,238	12.8%
Coffeyville Acquisition II LLC (2)	15,113,254	17.2%	15,113,254	—	—
The Goldman Sachs Group, Inc. (2)	15,121,607	17.2%	15,113,254	8,353	*
200 West Street New York, New York 10282
Scott L. Lebovitz (2)	15,121,607	17.2%	15,113,254	8,353	*
George E. Matelich (1)	19,747,202	22.5%	8,496,964	11,250,238	12.8%
Stanley de J. Osborne (1)	19,747,202	22.5%	8,496,964	11,250,238	12.8%

*	Less than 1%.

†	Coffeyville Acquisition LLC has granted the underwriters the option to purchase 3,541,532 additional shares. If the option to purchase additional shares were exercised in full, after the offering Coffeyville Acquisition LLC would own 7,708,706 shares, or 8.8%, of our common stock.

(1)	Coffeyville Acquisition LLC directly owns 19,747,202 shares of common stock. Kelso Investment Associates VII, L.P. (“KIA VII”), a Delaware limited partnership, owns a number of common units in Coffeyville Acquisition LLC that corresponds to 15,427,860 shares of common stock of which 6,638,407 shares may be deemed to be offered for sale pursuant to this prospectus supplement, with 8,789,453 shares of common stock deemed to be beneficially owned after the offering and KEP VI, LLC (“KEP VI” and together with KIA VII, the “Kelso Funds”), a Delaware limited liability company, owns a number of common units in Coffeyville Acquisition LLC that corresponds to 3,820,232 shares of common stock of which 1,643,796 shares may be deemed to be offered for sale pursuant to this prospectus supplement, with 2,176,436 shares of common stock deemed to be beneficially owned after the offering. The Kelso Funds may be deemed to beneficially own indirectly, in the aggregate, all of the common stock of the Company owned by Coffeyville Acquisition LLC because the Kelso Funds control Coffeyville Acquisition LLC and have the power to vote or dispose of the common stock of the Company owned by Coffeyville Acquisition LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares but each disclaims such beneficial ownership. Messrs. Nickell, Wall, Matelich, Goldberg, Bynum, Wahrhaftig, Berney, Loverro, Connors, Osborne and Moore (the “Kelso Individuals”) may be deemed to share beneficial ownership of shares of common stock owned of record or beneficially owned by KIA VII, KEP VI and Coffeyville Acquisition LLC by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of the Kelso Individuals share investment and voting power with respect to the ownership interests owned by KIA VII, KEP VI and Coffeyville Acquisition LLC but disclaim beneficial ownership of such interests. Mr. Collins may be deemed to share beneficial ownership of shares of common stock owned of record or beneficially owned by KEP VI and Coffeyville Acquisition LLC by virtue of his status as a managing member of KEP VI. Mr. Collins shares investment and voting power with the Kelso Individuals with respect to ownership interests owned by KEP VI and Coffeyville Acquisition LLC but disclaims beneficial ownership of such interests.

(2)	Coffeyville Acquisition II LLC directly owns 15,113,254 shares of common stock. GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG and GS Capital Partners V Institutional, L.P. (collectively, the “Goldman Sachs Funds”) are members of Coffeyville Acquisition II LLC and own common units of Coffeyville Acquisition II LLC. The Goldman Sachs Funds’ common units in Coffeyville Acquisition II LLC correspond to 14,965,433 shares of common stock. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by Coffeyville Acquisition II LLC through the Goldman Sachs Funds because (i) affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and (ii) the Goldman Sachs Funds control Coffeyville Acquisition II LLC and have the power to vote or dispose of the common stock of the Company owned by Coffeyville Acquisition II LLC. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Shares that may be deemed to be beneficially owned by the Goldman Sachs Funds consist of: (1) 7,880,200 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Fund, L.P. and its general partner, GSCP V Advisors, L.L.C., all of which may be deemed to be offered for sale pursuant to this prospectus supplement, (2) 4,070,583 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Offshore Fund, L.P. and its general partner, GSCP V Offshore Advisors, L.L.C., all of which may be deemed to be offered for sale pursuant to this prospectus supplement, (3) 2,702,230 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Institutional, L.P. and its general partner, GSCP V Advisors, L.L.C., all of which may be deemed to be offered for sale pursuant to this prospectus supplement, and (4) 312,422 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V GmbH & Co. KG and its general partner, Goldman, Sachs Management GP GmbH, all of which may be deemed to be offered for sale pursuant to this prospectus supplement. In addition, Goldman, Sachs & Co. directly owns 8,353 shares of common stock. The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly the 8,353 shares of common stock owned by Goldman, Sachs & Co. In addition, the Goldman Sachs Funds may be deemed to beneficially own the shares of common stock owned by Coffeyville Acquisition II LLC, and The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by Coffeyville Acquisition II LLC through the Goldman Sachs Funds. Mr. Scott L. Lebovitz is a managing director of Goldman, Sachs & Co. Mr. Lebovitz, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any.

Distributions of the Proceeds of this Offering by
Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC

Coffeyville Acquisition LLC, or CA, and Coffeyville Acquisition II LLC, or CAII, expect to distribute the proceeds of their sales of common stock in this offering to their members pursuant to their respective limited liability company agreements. Based on the public offering price of $16.75 per share and assuming the underwriters’ option to purchase additional shares is not exercised, each of the entities and individuals named below is expected to receive the following approximate amounts (the distribution amounts set forth below may be adjusted in immaterial amounts following final review and calculation).

	Amount	Amount
	Distributed	Distributed
Entity / Individual †	by CA	by CAII	Total (1)

The Goldman Sachs Funds	$0	$206,042,171	$206,042,171
The Kelso Funds	$120,468,410	$0	$120,468,410
John J. Lipinski (2)	$4,703,611	$13,132,143	$17,835,754
Stanley A. Riemann	$2,123,995	$5,493,661	$7,617,656
Edmund S. Gross	$14,360	$24,177	$38,537
Kevan A. Vick	$1,113,381	$2,857,858	$3,971,239
Wyatt E. Jernigan	$1,047,458	$2,742,846	$3,790,304
Robert W. Haugen	$1,047,458	$2,742,846	$3,790,304
Christopher G. Swanberg	$11,966	$20,145	$32,111
All executive officers, as a group	$10,062,230	$27,013,676	$37,075,906
All management members, as a group	$12,722,873	$33,888,968	$46,611,841
Total distributions	$135,919,560	$241,755,390	$377,674,950

(1)	If the underwriters’ option to purchase additional shares is exercised in full, each of the named entities and individuals would be expected to receive the following total amounts: the Goldman Sachs Funds $206,042,171, the Kelso Funds $167,337,192, John J. Lipinski $21,148,843, Stanley A. Riemann $9,017,343, Edmund S. Gross $44,124, Kevan A. Vick $4,698,112, Wyatt E. Jernigan $4,489,238, Robert W. Haugen $4,489,238, Christopher G. Swanberg $36,767, all executive officers as a group $43,923,663 and all management members as a group $55,208,694. Total distributions would equal $434,326,181.

(2)	Includes amounts distributed to trusts established by Mr. Lipinski for the benefit of his family.

†	In connection with our secondary offering in November 2010 described under “Recent Developments—November 2010 Secondary Offering,” each of the named entities and individuals received the following total amounts from CA and CAII: the Goldman Sachs Funds $86,079,499, the Kelso Funds $112,156,506, John J. Lipinski $3,753,825, Stanley A. Riemann $1,753,475, Edmund S. Gross $23,470, Kevan A. Vick $935,101, Wyatt E. Jernigan $817,733, Robert W. Haugen $817,733, Christopher G. Swanberg $19,556, all executive officers as a group $8,120,893 and all management members as a group $10,294,770. Total distributions equalled $211,238,820.

Payment to be made by the Company in respect of Phantom Points held by our
Executive Officers and Management Members as a result of this Offering by
Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC

Based on the public offering price of $16.75 per share and assuming the underwriters’ option to purchase additional shares is not exercised, each of the individuals named below is expected to receive the following approximate amounts from the Company pursuant to the Company’s Phantom Unit Plans as a result of this Offering (the payment amounts set forth below may be adjusted in immaterial amounts following final review and calculation).

	Amount Paid in	Amount Paid in
Individual †	Respect of CA Units	Respect of CAII Units	Total (1)

John J. Lipinski	$711,574	$1,789,279	$2,500,853
Stanley A. Riemann	$309,950	$779,377	$1,089,327
Edmund S. Gross	$666,880	$1,676,920	$2,343,800
Kevan A. Vick	$0	$0	$0
Wyatt E. Jernigan	$77,243	$194,231	$271,474
Robert W. Haugen	$257,474	$647,402	$904,876
Christopher G. Swanberg	$631,623	$1,588,233	$2,219,856
All executive officers, as a group	$2,654,745	$6,675,442	$9,330,187
All management members, as a group	$4,799,653	$12,068,739	$16,868,392

(1)	If the underwriters’ option to purchase additional shares is exercised in full, each of the named individuals would be expected to receive the following total amounts in respect of their CA and CAII units: John J. Lipinski $2,927,730, Stanley A. Riemann $1,275,266, Edmund S. Gross $2,743,864, Kevan A. Vick $0, Wyatt E. Jernigan $317,813, Robert W. Haugen $1,059,336, Christopher G. Swanberg $2,598,768, all executive officers as a group $10,922,776 and all management members as a group $19,747,715.

†	In connection with our secondary offering in November 2010 described under “Recent Developments—November 2010 Secondary Offering,” each of the named individuals received the following total amounts in respect of their CA and CAII units: John J. Lipinski $511,483, Stanley A. Riemann $222,797, Edmund S. Gross $479,360, Kevan A. Vick $0, Wyatt E. Jernigan $55,522, Robert W. Haugen $185,072, Christopher G. Swanberg $454,024, all executive officers as a group $1,908,257 and all management members as a group $3,450,047.

UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general summary of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased in this offering by a non-U.S. holder. As used in this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code) have the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner or beneficial owner of such entity or arrangement may depend upon the status of the partner or beneficial owner and the activities of the partnership or entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in such entities or arrangements that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds our common stock as a capital asset within the meaning of the Code (generally, investment property) and does not address:

•	special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, dealers and traders in stock, securities or currencies, passive foreign investment companies and controlled foreign corporations;

•	non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	any U.S. state and local or non-U.S. or other tax consequences; or

•	the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

This summary is based on provisions of the Code, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus supplement. Subsequent developments in United States federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock as set forth in this summary.

Each non-U.S. holder considering the purchase of our common stock should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, owning and disposing of our common stock.

This summary (other than the discussion under “Additional Withholding Requirements”) assumes that a non-U.S. holder will not be subject to the newly enacted withholding tax discussed below under “Additional Withholding Requirements.”

Dividends

We do not anticipate making cash distributions on our common stock in the foreseeable future. In the event, however, that we make cash distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent such distributions exceed our earnings and profits, they will be treated first as a return of the stockholder’s basis in their common stock to the extent thereof, and then as gain from the sale of a capital asset. If we make a distribution that is treated as a dividend and is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on disposition of our common stock

A non-U.S. holder generally will not be taxed on any gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to the disposition of stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market at any time during the calendar year of such disposition. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal estate tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a United States broker or a foreign broker with certain U.S. connections.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of any broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Additional withholding requirements

Under legislation enacted in March 2010, the relevant withholding agent may be required to withhold 30% of any dividends on, and the proceeds of a sale of, our common stock paid after December 31, 2012 to (i) a “foreign financial institution” (whether holding stock for its own account or on behalf of its account holders/investors) unless such “foreign financial institution” agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a “non-financial foreign entity” that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the effect of this newly enacted legislation.

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus supplement. We and the selling stockholders have entered into an underwriting agreement with Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, on a several and not joint basis, and the each of the underwriters has severally agreed to purchase, the shares of common stock indicated in the following table at the price set forth on the front cover page of this prospectus supplement.

Underwriter	Number of Shares

Goldman, Sachs & Co.	8,263,577
Deutsche Bank Securities Inc.	8,263,577
Credit Suisse Securities (USA) LLC	7,083,064

Total	23,610,218

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to take and pay for the shares are subject to a number of conditions, including, among others, the accuracy of the Company’s and the selling stockholders’ representations and warranties in the underwriting agreement, receipt of specified letters from counsel and the Company’s independent registered public accounting firm, and receipt of specified officers’ certificates.

To the extent that the underwriters sell more than 23,610,218 shares, the underwriters have an option to buy up to an additional 3,541,532 shares of common stock from Coffeyville Acquisition LLC. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares from Coffeyville Acquisition LLC in approximately the same proportion as set forth in the table above.

We have been advised that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.45225 per share from the public offering price. After the initial offering of the shares, the underwriters may change the offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, will be approximately $350,000 and will be paid by the Company.

The following table shows the underwriting discount that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,541,532 additional shares of common stock.

	No Exercise	Full Exercise
Per share	$0.75375	$0.75375
Total	$17,796,202	$20,465,632

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus supplement.

All of our directors and executive officers and the selling stockholders and their affiliates have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 90 days after the date of this prospectus supplement, has agreed that such person or entity will not, without the prior written consent of the underwriters, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, subject to certain exceptions, including sales made in this offering and, with respect to certain directors and executive officers, transfers made to us for purchase and/or withholding of common stock in connection with the settlement of previously-awarded restricted stock, restricted stock units or options pursuant to our equity incentive plans and award agreements in an amount equal to all applicable withholding taxes due in respect to such awards.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “CVI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, it will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock.

These activities, as well as other purchases by the underwriters for their own accounts, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for our company, for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities or instruments.

Goldman Sachs Credit Partners L.P. is a joint lead arranger, joint bookrunner and lender under our credit facility. Deutsche Bank Trust Company Americas is the syndication agent and a lender under our credit facility, Credit Suisse AG, Cayman Islands Branch is a joint lead arranger, joint bookrunner, and the administrative agent, collateral agent, an issuing bank and a lender under our credit facility. In April 2010, Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. were initial purchasers for the private sale by Coffeyville Resources, LLC and Coffeyville Finance Inc., wholly-owned subsidiaries of the Company, of $275 million aggregate principal amount of first lien senior secured notes due 2015 and $225 million aggregate principal amount of second lien senior secured notes due 2017. Deutsche Bank Securities Inc. was the underwriter for the secondary offering of the Company’s common stock by Coffeyville Acquisition II LLC in November 2009, and Deutsche Bank Securities Inc. and Goldman, Sachs & Co. were the representatives of the underwriters for the secondary offering of the Company’s common stock by Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC in November 2010.

For a description of other transactions between us and Goldman, Sachs & Co. and its affiliates, including payments of dividends, payments under our credit facilities by us to such affiliates, director designation rights and litigation, see “Risk Factors—Risks Related to Our Common Stock—The Goldman Sachs Funds and the Kelso Funds control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because our principal stockholders or their affiliates have continuing agreements and business relationships with us,” and “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2009, Notes 12 and 16 to the unaudited Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 and “Samson Litigation” in our Current Report on Form 8-K dated January 14, 2011 and our Current Report on Form 8-K dated February 1, 2011.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the selling stockholders to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company or the selling stockholders; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in this prospectus supplement (and the accompanying prospectus) being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflict of Interest

Affiliates of Goldman, Sachs & Co. own more than 10% of the Company’s outstanding common stock. As a result, Goldman, Sachs & Co. is deemed to be an affiliate of the Company within the meaning of Rule 2720 of the NASD Conduct Rules (“Rule 2720”) of the Financial Industry Regulatory Authority and is deemed to have a conflict of interest under Rule 2720. In addition, Coffeyville Acquisition II LLC, a selling stockholder and an affiliate of Goldman, Sachs & Co., will receive more than 5% of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 as required by Rule 2720. Because there is a “bona fide public market” (as defined in Rule 2720) for the Company’s common stock, the Rule 2720 requirement for the participation of a qualified independent underwriter does not apply to this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for our company by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Debevoise & Plimpton LLP, New York, New York is acting as counsel to the underwriters. Debevoise & Plimpton LLP has in the past provided, and continues to provide, legal services to Kelso & Company, L.P., including relating to Coffeyville Acquisition LLC.

EXPERTS

The consolidated financial statements of CVR Energy, Inc. and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-33492) (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offering under this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 12, 2010;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, filed on May 5, 2010, August 6, 2010 and November 3, 2010, respectively; and

•	our Current Reports on Form 8-K filed on January 7, 2010, March 18, 2010, April 12, 2010, May 21, 2010, July 22, 2010, August 25, 2010, October 1, 2010, November 1, 2010, November 2, 2010, November 16, 2010, December 20, 2010 (which was furnished to the SEC pursuant to Item 7.01 but which is specifically incorporated by reference herein), January 6, 2011, January 14, 2011 and the Item 8.01 Form 8-K filed on February 1, 2011.

You may request a copy of any or all of the information incorporated by reference into this prospectus supplement (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
Attention: Investor Relations
Telephone: (281) 207-3464

You should rely only on the information contained or incorporated by reference into this prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common shares offered hereby. This prospectus supplement is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for more information about us and our securities. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange (NYSE: CVI), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.cvrenergy.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus supplement or our other securities filings and is not a part of these filings.

Annex A

Risks Related to the Nitrogen Fertilizer Business

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, cyclical and highly volatile, and the nitrogen fertilizer business has experienced substantial downturns in the past. Cycles in demand and pricing could potentially expose the nitrogen fertilizer business to significant fluctuations in its operating and financial results, which could expose you to potential material reductions in the trading price of our common stock.

The nitrogen fertilizer business is exposed to fluctuations in nitrogen fertilizer demand in the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all nitrogen fertilizer products and, in turn, our results of operations, financial condition and cash flows, which could result in significant volatility or material reductions in the trading price of our common stock.

Nitrogen fertilizer products are commodities, the price of which can be highly volatile. The prices of nitrogen fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. If seasonal demand exceeds projections, customers may acquire nitrogen fertilizer products from competitors, and the profitability of the nitrogen fertilizer business will be negatively impacted. If seasonal demand is less than expected, the nitrogen fertilizer business will be left with excess inventory that will have to be stored or liquidated.

Demand for nitrogen fertilizer products is dependent on demand for crop nutrients by the global agricultural industry. Nitrogen-based fertilizers are currently in high demand, driven by a growing world population, changes in dietary habits and an expanded use of corn for the production of ethanol. Supply is affected by available capacity and operating rates, raw material costs, government policies and global trade. A decrease in nitrogen fertilizer prices would have a material adverse effect on our results of operations, financial condition and cash flows.

The costs associated with operating the nitrogen fertilizer plant are largely fixed. If nitrogen fertilizer prices fall below a certain level, the nitrogen fertilizer business may not generate sufficient revenue to operate profitably or cover its costs.

The nitrogen fertilizer plant has largely fixed costs compared to natural gas-based nitrogen fertilizer plants. As a result, downtime, interruptions or low productivity due to reduced demand, adverse weather conditions, equipment failure, a decrease in nitrogen fertilizer prices or other causes can result in significant operating losses. Declines in the price of nitrogen fertilizer products could have a material adverse effect on our results of operations and financial condition. Unlike its competitors, whose primary costs are related to the purchase of natural gas and whose costs are therefore largely variable, the nitrogen fertilizer business has largely fixed costs that are not dependent on the price of natural gas because it uses pet coke as the primary feedstock in its nitrogen fertilizer plant.

A decline in natural gas prices could impact the nitrogen fertilizer business’ relative competitive position when compared to other nitrogen fertilizer producers.

Most nitrogen fertilizer manufacturers rely on natural gas as their primary feedstock, and the cost of natural gas is a large component of the total production cost for natural gas-based nitrogen fertilizer manufacturers. The dramatic increase in nitrogen fertilizer prices in recent years was not the direct result of an increase in natural gas prices, but rather the result of increased demand for nitrogen-based fertilizers due to historically low stocks of global grains and a surge in the prices of corn and wheat, the primary crops in the nitrogen fertilizer business’ region. This increase in demand for nitrogen-based fertilizers has created an environment in which nitrogen fertilizer prices have disconnected from their traditional correlation with natural gas prices. A decrease in natural gas prices would benefit the nitrogen fertilizer business’ competitors and could disproportionately impact our operations by making the nitrogen fertilizer business less competitive with natural gas-based nitrogen fertilizer manufacturers. A decline in natural gas prices could impair the nitrogen fertilizer business’ ability to compete with other nitrogen fertilizer producers who utilize natural gas as their primary feedstock, and therefore have a material adverse impact on the cash flows of the nitrogen fertilizer business. In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could negatively affect nitrogen fertilizer prices and therefore have a material adverse effect on our results of operations, financial condition and cash flows.

Any decline in U.S. agricultural production or limitations on the use of nitrogen fertilizer for agricultural purposes could have a material adverse effect on the market for nitrogen fertilizer, and on our results of operations, financial condition and cash flows.

Conditions in the U.S. agricultural industry significantly impact the operating results of the nitrogen fertilizer business. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products.

State and federal governmental policies, including farm and biofuel subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of fertilizers for particular agricultural applications. Developments in crop technology, such as nitrogen fixation, the conversion of atmospheric nitrogen into compounds that plants can assimilate, could also reduce the use of chemical fertilizers and adversely affect the demand for nitrogen fertilizer. In addition, from time to time various state legislatures have considered limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment.

A major factor underlying the current high level of demand for nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and cash flows.

A major factor underlying the current high level of demand for nitrogen-based fertilizer products produced by the nitrogen fertilizer business is the expanding production of ethanol in the United States and the expanded use of corn in ethanol production. Ethanol production in the United States is highly dependent upon a myriad of federal and state legislation and regulations, and is made significantly more competitive by various federal and state incentives. Such incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. Studies showing that expanded ethanol production may increase the level of greenhouse gases in the environment may reduce political support for ethanol production. The elimination or significant reduction in ethanol incentive programs, such as the 45 cents per gallon ethanol tax credit and the 54 cents per gallon ethanol import tariff, could have a material adverse effect on our results of operations, financial condition and cash flows.

Further, most ethanol is currently produced from corn and other raw grains, such as milo or sorghum—especially in the Midwest. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops (plants grown for use to make biofuels or directly exploited for their energy content). This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn. Although current technology is not sufficiently efficient to be competitive, new conversion technologies may be developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed, the demand for corn may decrease significantly, which could reduce demand for nitrogen fertilizer products and have a material adverse effect on our results of operations, financial condition and cash flows.

Nitrogen fertilizer products are global commodities, and the nitrogen fertilizer business faces intense competition from other nitrogen fertilizer producers.

The nitrogen fertilizer business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in the Persian Gulf, the Asia-Pacific region, the Caribbean, Russia and the Ukraine. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. Furthermore, in recent years the price of nitrogen fertilizer in the United States has been substantially driven by pricing in the global fertilizer market. The nitrogen fertilizer business competes with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. The nitrogen fertilizer business’ competitive position could suffer to the extent it is not able to expand its resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. An inability to compete successfully could result in the loss of customers, which could adversely affect the sales, profitability and the cash flows of the nitrogen fertilizer business.

Adverse weather conditions during peak fertilizer application periods may have a material adverse effect on our results of operations, financial condition and cash flows, because the agricultural customers of the nitrogen fertilizer business are geographically concentrated.

The nitrogen fertilizer business’ sales to agricultural customers are concentrated in the Great Plains and Midwest states and are seasonal in nature. For example, the nitrogen fertilizer business generates greater net sales and operating income in the first half of the year, which is referred to herein as the planting season, compared to the second half of the year. Accordingly, an adverse weather pattern affecting agriculture in these regions or during the planting season could have a negative effect on fertilizer demand, which could, in turn, result in a material decline in the nitrogen fertilizer business’ net sales and margins and otherwise have a material adverse effect on our results of operations, financial condition and cash flows. The nitrogen fertilizer business’ quarterly results may vary significantly from one year to the next due largely to weather-related shifts in planting schedules and purchase patterns.

The nitrogen fertilizer business is seasonal, which may result in it carrying significant amounts of inventory and seasonal variations in working capital. Our inability to predict future seasonal nitrogen fertilizer demand accurately may result in excess inventory or product shortages.

The nitrogen fertilizer business is seasonal. Farmers tend to apply nitrogen fertilizer during two short application periods, one in the spring and the other in the fall. The strongest demand for nitrogen fertilizer products typically occurs during the planting season. In contrast, the nitrogen fertilizer business and other nitrogen fertilizer producers generally produce products throughout the year. As a result, the nitrogen fertilizer business and its customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of nitrogen fertilizer demand results in sales volumes and net sales being highest during the North American spring season and working capital requirements typically being highest just prior to the start of the spring season.

If seasonal demand exceeds projections, the nitrogen fertilizer business will not have enough product and its customers may acquire products from its competitors, which would negatively impact profitability. If seasonal demand is less than expected, the nitrogen fertilizer business will be left with excess inventory and higher working capital and liquidity requirements.

The degree of seasonality of the nitrogen fertilizer business can change significantly from year to year due to conditions in the agricultural industry and other factors.

The nitrogen fertilizer business’ operations are dependent on third-party suppliers, including Linde, which owns an air separation plant that provides oxygen, nitrogen and compressed dry air to its gasifiers, and the City of Coffeyville, which supplies the nitrogen fertilizer business with electricity. A deterioration in the financial condition of a third-party supplier, a mechanical problem with the air separation plant, or the inability of a third-party supplier to perform in accordance with its contractual obligations could have a material adverse effect on our results of operations, financial condition and cash flows.

The operations of the nitrogen fertilizer business depend in large part on the performance of third-party suppliers, including Linde for the supply of oxygen, nitrogen and compressed dry air, and the City of Coffeyville for the supply of electricity. With respect to Linde Inc., or Linde, operations could be adversely affected if there were a deterioration in Linde’s financial condition such that the operation of the air separation plant located adjacent to the nitrogen fertilizer plant was disrupted. Additionally, this air separation plant in the past has experienced numerous short-term interruptions, causing interruptions in gasifier operations. With respect to electricity, we recently settled litigation with the City of Coffeyville regarding the price they sought to charge the nitrogen fertilizer business for electricity and entered into an amended and restated electric services agreement which gives the nitrogen fertilizer business an option to extend the term of such agreement through June 30, 2024. Should Linde, the City of Coffeyville or any of its other third-party suppliers fail to perform in accordance with existing contractual arrangements, operations could be forced to halt. Alternative sources of supply could be difficult to obtain. Any shutdown of operations at the nitrogen fertilizer plant, even for a limited period, could have a material adverse effect on our results of operations, financial condition and cash flows.

The nitrogen fertilizer business’ results of operations, financial condition and cash flows may be adversely affected by the supply and price levels of pet coke.

The profitability of the nitrogen fertilizer business is directly affected by the price and availability of pet coke obtained from our crude oil refinery pursuant to a long-term agreement and pet coke purchased from third parties, both of which vary based on market prices. Pet coke is a key raw material used by the nitrogen fertilizer business in the manufacture of nitrogen fertilizer products. If pet coke costs increase, the nitrogen fertilizer business may not be able to increase its prices to recover these increased costs, because market prices for nitrogen fertilizer products are not correlated with pet coke prices.

The nitrogen fertilizer business may not be able to maintain an adequate supply of pet coke. In addition, it could experience production delays or cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. The nitrogen fertilizer business currently purchases 100% of the pet coke the refinery produces. Accordingly, if the nitrogen fertilizer business increases production, it will be more dependent on pet coke purchases from third-party suppliers at open market prices. There is no assurance that the nitrogen fertilizer business would be able to purchase pet coke on comparable terms from third parties or at all.

The nitrogen fertilizer business relies on third-party providers of transportation services and equipment, which subjects it to risks and uncertainties beyond its control that may have a material adverse effect on our results of operations, financial condition and cash flows.

The nitrogen fertilizer business relies on railroad and trucking companies to ship finished products to its customers. The nitrogen fertilizer business also leases railcars from railcar owners in order to ship its finished products. These transportation operations, equipment and services are subject to various hazards, including extreme weather conditions, work stoppages, delays, spills, derailments and other accidents and other operating hazards.

These transportation operations, equipment and services are also subject to environmental, safety and other regulatory oversight. Due to concerns related to terrorism or accidents, local, state and federal governments could implement new regulations affecting the transportation of the nitrogen fertilizer business’ finished products. In addition, new regulations could be implemented affecting the equipment used to ship its finished products.

Any delay in the nitrogen fertilizer business’ ability to ship its finished products as a result of these transportation companies’ failure to operate properly, the implementation of new and more stringent regulatory requirements affecting transportation operations or equipment, or significant increases in the cost of these services or equipment could have a material adverse effect on our results of operations, financial condition and cash flows.

The nitrogen fertilizer business’ results of operations are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry. These factors are outside of our control and may significantly affect our profitability.

The nitrogen fertilizer business’ results of operations are highly dependent upon business and economic conditions and governmental policies affecting the agricultural industry, which we cannot control. The agricultural products business can be affected by a number of factors. The most important of these factors, for U.S. markets, are:

•	weather patterns and field conditions (particularly during periods of traditionally high nitrogen fertilizer consumption);

•	quantities of nitrogen fertilizers imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets; and

•	U.S. governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of our control, may also significantly influence the nitrogen fertilizer business’ operating results. The international market for nitrogen fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing nitrogen fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Ammonia can be very volatile and extremely hazardous. Any liability for accidents involving ammonia that cause severe damage to property or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, the costs of transporting ammonia could increase significantly in the future.

The nitrogen fertilizer business manufactures, processes, stores, handles, distributes and transports ammonia, which can be very volatile and extremely hazardous. Major accidents or releases involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, all of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of the ability of the nitrogen fertilizer business to produce or distribute its products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure its assets, which could have a material adverse effect on our results of operations, financial condition and cash flows. The nitrogen fertilizer business periodically experiences minor releases of ammonia related to leaks from heat exchangers and other equipment. It experienced more significant ammonia releases in August 2007 due to the failure of a high-pressure pump and in September 2010 due to a UAN vessel rupture. Similar events may occur in the future.

In addition, the nitrogen fertilizer business may incur significant losses or costs relating to the operation of railcars used for the purpose of carrying various products, including ammonia. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia, onboard railcars, a railcar accident may result in fires, explosions and pollution. These circumstances may result in sudden, severe damage or injury to property, the environment and human health. In the event of pollution, the nitrogen fertilizer business may be held responsible even if it is not at fault and it complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving ammonia may result in the nitrogen fertilizer business or us being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. Ammonia is most typically transported by railcar. A number of initiatives are underway in the railroad and chemical industries that may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. If any such design changes are implemented, or if accidents involving hazardous freight increase the insurance and other costs of railcars, freight costs of the nitrogen fertilizer business could significantly increase.

Environmental laws and regulations on fertilizer end-use and application and numeric nutrient water quality criteria could have a material adverse impact on fertilizer demand in the future.

Future environmental laws and regulations on the end-use and application of fertilizers could cause changes in demand for the nitrogen fertilizer business’ products. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit the ability of the nitrogen fertilizer business to market and sell its products to end users. From time to time, various state legislatures have proposed bans or other limitations on fertilizer products. In addition, a number of states have adopted or proposed numeric nutrient water quality criteria that could result in decreased demand for fertilizer products in those states. Similarly, a new final Environmental Protection Agency, or EPA, rule establishing numeric nutrient criteria for certain Florida water bodies may require farmers to implement best management practices, including the reduction of fertilizer use, to reduce the impact of fertilizer on water quality. Any such laws, regulations or interpretations could have a material adverse effect on our results of operations, financial condition and cash flows.

The nitrogen fertilizer business’ plans to address its CO2production may not be successful.

The nitrogen fertilizer business has signed a letter of intent with a third party with expertise in CO2 capture and storage systems to develop plans whereby it may, in the future, either sell up to 850,000 tons per year of high purity CO2 produced by the nitrogen fertilizer plant to oil and gas exploration and production companies to enhance oil recovery, or pursue an economic means of geologically sequestering such CO2. There can be no guarantee that this proposed CO2 capture and storage system will be constructed successfully or at all or, if constructed, that it will provide an economic benefit and will not result in economic losses or additional costs that may have a material adverse effect on our results of operations, financial condition and cash flows.

If licensed technology were no longer available, the nitrogen fertilizer business may be adversely affected.

The nitrogen fertilizer business has licensed, and may in the future license, a combination of patent, trade secret and other intellectual property rights of third parties for use in its business. In particular, the gasification process it uses to convert pet coke to high purity hydrogen for subsequent conversion to ammonia is licensed from General Electric. The license, which is fully paid, grants the nitrogen fertilizer business perpetual rights to use the pet coke gasification process on specified terms and conditions and is integral to the operations of the nitrogen fertilizer facility. If this, or any other license agreements on which the nitrogen fertilizer business’ operations rely were to be terminated, licenses to alternative technology may not be available, or may only be available on terms that are not commercially reasonable or acceptable. In addition, any substitution of new technology for currently-licensed technology may require substantial changes to manufacturing processes or equipment and may have a material adverse effect on our results of operations, financial condition and cash flows.

The nitrogen fertilizer business may face third-party claims of intellectual property infringement, which if successful could result in significant costs.

There are currently no pending claims relating to the infringement of any third-party intellectual property rights. However, in the future the nitrogen fertilizer business may face claims of infringement that could interfere with its ability to use technology that is material to its business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs and diversions of resources, which could have a material adverse effect on our results of operations, financial condition and cash flows. In the event a claim of infringement against the nitrogen fertilizer business is successful, it may be required to pay royalties or license fees for past or continued use of the infringing technology, or it may be prohibited from using the infringing technology altogether. If it is prohibited from using any technology as a result of such a claim, it may not be able to obtain licenses to alternative technology adequate to substitute for the technology it can no longer use, or licenses for such alternative technology may only be available on terms that are not commercially reasonable or acceptable. In addition, any substitution of new technology for currently licensed technology may require the nitrogen fertilizer business to make substantial changes to its manufacturing processes or equipment or to its products, and could have a material adverse effect on our results of operations, financial condition and cash flows.

There can be no assurance that the transportation costs of the nitrogen fertilizer business’ competitors will not decline.

The nitrogen fertilizer plant is located within the U.S. farm belt, where the majority of the end users of the nitrogen fertilizer products grow their crops. Many of our competitors produce fertilizer outside of this region and incur greater costs in transporting their products over longer distances via rail, ships and pipelines. There can be no assurance that our competitors’ transportation costs will not decline or that additional pipelines will not be built, lowering the price at which our competitors can sell their products, which would have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Entire Business

Instability and volatility in the global capital and credit markets could negatively impact our business, financial condition, results of operations and cash flows.

The global capital and credit markets experienced extreme volatility and disruption over the past two years. Our business, financial condition and results of operations could be negatively impacted by the difficult conditions and extreme volatility in the capital, credit and commodities markets and in the global economy. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, precipitated an economic recession in the U.S. and globally during 2008 and 2009. The difficult conditions in these markets and the overall economy affect us in a number of ways. For example:

•	Although we believe we have sufficient liquidity under our revolving credit facility to run our business, under extreme market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

•	Market volatility has exerted downward pressure on our stock price, which may make it more difficult for us to raise additional capital and thereby limit our ability to grow.

•	Our credit facility contains various financial covenants that we must comply with every quarter. Although we successfully amended these covenants in December 2008 and again in October 2009, due to the current economic environment there can be no assurance that we would be able to successfully amend the agreement in the future if we were to fall out of covenant compliance. Further, any such amendment could be very expensive.

•	Market conditions could result in our significant customers experiencing financial difficulties. We are exposed to the credit risk of our customers, and their failure to meet their financial obligations when due because of bankruptcy, lack of liquidity, operational failure or other reasons could result in decreased sales and earnings for us.

Our refinery and nitrogen fertilizer facilities face operating hazards and interruptions, including unscheduled maintenance or downtime. We could face potentially significant costs to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in the energy industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.

Our operations, located primarily in a single location, are subject to significant operating hazards and interruptions. If any of our facilities, including our refinery and the nitrogen fertilizer plant, experiences a major accident or fire, is damaged by severe weather, flooding or other natural disaster, or is otherwise forced to significantly curtail its operations or shut down, we could incur significant losses which could have a material adverse effect on our results of operations, financial condition and cash flows. Conducting all of our refining operations and fertilizer manufacturing at a single location compounds such risks.

Operations at our refinery and the nitrogen fertilizer plant could be curtailed or partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, most of which are not within our control, such as:

•	unscheduled maintenance or catastrophic events such as a major accident or fire, damage by severe weather, flooding or other natural disaster;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations; and

•	increasingly stringent environmental regulations.

The magnitude of the effect on us of any shutdown will depend on the length of the shutdown and the extent of the plant operations affected by the shutdown. Our refinery requires a scheduled turnaround maintenance every three to four years for each unit, and the nitrogen fertilizer plant requires a scheduled maintenance turnaround every two years. A major accident, fire, flood, or other event could damage our facilities or the environment and the surrounding community or result in injuries or loss of life. For example, the flood that occurred during the weekend of June 30, 2007 shut down our refinery for seven weeks, shut down the nitrogen fertilizer facility for approximately two weeks and required significant expenditures to repair damaged equipment. In addition, the nitrogen fertilizer facility’s UAN plant was out of service for approximately six weeks after the rupture of a high pressure vessel in September 2010. The cost to repair the damage caused by the UAN incident was between $10 and $11 million, and repairs were substantially complete by December 31, 2010. Our refinery experienced an equipment malfunction and small fire in connection with its fluid catalytic cracker on December 28, 2010, which led to reduced crude throughput and cost approximately $6.5 million to repair. We anticipate that substantially all of the repair costs in excess of a $2.5 million deductible will be covered by insurance. We used resulting downtime to perform certain turnaround activities which had otherwise been scheduled for later in 2011, along with opportunistic maintenance, which cost approximately $4 million in total. The refinery returned to full operations on January 26, 2011. Scheduled and unscheduled maintenance could reduce our net income and cash flows during the period of time that any of our units is not operating. Any unscheduled future downtime could have a material adverse effect on our results of operations, financial condition and cash flows.

If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. Our property and business interruption insurance policies have a $1.0 billion limit, with a $2.5 million deductible for physical damage and a 45-day waiting period before losses resulting from business interruptions are recoverable. The policies also contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. For example, the current property policy contains a specific sub-limit of $150.0 million for damage caused by flooding. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions of fewer than 45 days.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities can result in significant costs to both industry participants, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, during 2005, Hurricanes Katrina and Rita caused significant damage to several petroleum refineries along the U.S. Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry insurance claims, insurance companies that have historically participated in underwriting energy related facilities could discontinue that practice or demand significantly higher premiums or deductibles to cover these facilities. Although we currently maintain significant amounts of insurance, insurance policies are subject to annual renewal. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost or we might need to significantly increase our retained exposures.

Environmental laws and regulations could require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations and/or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and profitability.

Our facilities operate under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. Our facilities are also required to comply with prescriptive limits and meet performance standards specific to refining and/or chemical facilities as well as to general manufacturing facilities. All of these permits, licenses, approvals and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval or standard. Incomplete documentation of compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our manufacturing and refining processes, there may be times when we are unable to meet the standards and terms and conditions of these permits and licenses due to operational upsets or malfunctions, which may lead to the imposition of fines and penalties or operating restrictions that may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance.

Our business is subject to accidental spills, discharges or other releases of petroleum or hazardous substances into the environment. Past or future spills related to any of our current or former operations, including our refinery, pipelines, product terminals, fertilizer plant or transportation of products or hazardous substances from those facilities, may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under CERCLA and similar state statutes for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with facilities we currently own or operate, facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or by-products containing hazardous substances for treatment, storage, or disposal.

The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, we may incur liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facilities. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facilities to adjacent and other nearby properties.

In March 2004, CRRM and CRT entered into a Consent Decree to address certain allegations of Clean Air Act violations by Farmland at our refinery in order to address the alleged violations and eliminate liabilities going forward. The remaining costs of complying with the Consent Decree are expected to be approximately $65 million, of which approximately $50 million is expected to be capital expenditures. This does not include the cleanup obligations for historic contamination at the site that are being addressed pursuant to administrative orders issued under RCRA and described in our Form 10-K under Item 1, Business—“Environmental Matters—RCRA—Impacts of Past Manufacturing.” CRRM has agreed with the EPA to extend the refinery’s deadline under the Consent Decree, as described in our Form 10-K under Item 1, Business—“Environmental Matters—The Federal Clean Air Act,” to install certain air pollution controls on its FCCU due to delays caused by the June/July 2007 flood. CRRM may also enter into a “global settlement” under the National Petroleum Refining Initiative, which would require us to install additional controls and pay a civil penalty, in consideration for broad releases from liability for violations of certain “marquee” Clean Air Act programs for refineries. A number of factors could affect our ability to meet the requirements imposed by the Consent Decree and have a material adverse effect on our results of operations, financial condition and profitability.

Two of our facilities, including our Coffeyville refinery and the Phillipsburg terminal (which operated as a refinery until 1991), have environmental contamination. We have assumed Farmland’s responsibilities under certain RCRA administrative orders related to contamination at or that originated from the refinery (which includes portions of the nitrogen fertilizer plant) and the Phillipsburg terminal. If significant unknown liabilities that have been undetected to date by our soil and groundwater investigation and sampling programs arise in the areas where we have assumed liability for the corrective action, that liability could have a material adverse effect on our results of operations and financial condition and may not be covered by insurance.

We may incur future costs relating to the off-site disposal of hazardous wastes. Companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations may be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

We hold numerous environmental and other governmental permits and approvals authorizing operations at our facilities. Future expansion of our operations is also predicated upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations and on our financial condition, results of operations and cash flows.

Climate change laws and regulations could have a material adverse effect on our results of operations, financial condition, and cash flows.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. At the federal legislative level, Congress could adopt some form of federal mandatory greenhouse gas emission reduction laws, although the specific requirements and timing of any such laws are uncertain at this time. In June 2009, the U.S. House of Representatives passed a bill that would create a nationwide cap-and-trade program designed to regulate emissions of CO2, methane and other greenhouse gases. A similar bill was introduced in the U.S. Senate, but was not voted upon. Congressional passage of such legislation does not appear likely at this time, though it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In the absence of congressional legislation curbing greenhouse gas emissions, the EPA is moving ahead administratively under its federal Clean Air Act authority. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and report their greenhouse gas emissions to the EPA. In accordance with the rule, we have begun monitoring our greenhouse gas emissions from our refinery and the nitrogen fertilizer plant and will report the emissions to the EPA beginning in 2011. On December 7, 2009, the EPA finalized its “endangerment finding” that greenhouse gas emissions, including CO2, pose a threat to human health and welfare. The finding allows the EPA to regulate greenhouse gas emissions as air pollutants under the federal Clean Air Act. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new greenhouse gas emissions thresholds that determine when stationary sources, such as our refinery and the nitrogen fertilizer plant, must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the federal Clean Air Act. The significance of the permitting requirement is that, in cases where a new source is constructed or an existing source undergoes a major modification, the facility would need to evaluate and install best available control technology, or BACT, for its greenhouse gas emissions. Phase-in permit requirements will begin for the largest stationary sources in 2011. We do not currently anticipate that the UAN expansion project at the nitrogen fertilizer plant or any other currently anticipated projects will result in a significant increase in greenhouse gas emissions triggering the need to install BACT. However, beginning in July 2011, a major modification resulting in a significant expansion of production at our refinery or the nitrogen fertilizer plant resulting in a significant increase in greenhouse gas emissions may require us to install BACT for our greenhouse gas emissions. The EPA has also announced its intention to propose New Source Performance Standards for greenhouse gas emissions of refineries by December 15, 2011 and to finalize the standards by November 15, 2012. The EPA’s endangerment finding, the Greenhouse Gas Tailoring Rule and certain other greenhouse gas emission rules have been challenged and will likely be subject to extensive litigation. In addition, a number of Congressional bills to overturn the endangerment finding and bar the EPA from regulating greenhouse gas emissions, or at least to defer such action by the EPA under the federal Clean Air Act, have been proposed in the past, although President Obama has announced his intention to veto any such bills, if passed.

In addition to federal regulations, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our refinery and the nitrogen fertilizer facility are located), formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and the timing and specific requirements of any such laws or regulations in Kansas are uncertain at this time.

The implementation of EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for the consumers of refined fuels. Increased consumer costs for refined fuels costs could impact the demand for refined fuels produced through the use of fossil fuels. Decreased demand for refined fuels may have a material adverse effect on our results of operations, financial condition and cash flows. In addition to the impact of increased regulation of greenhouse gas emissions on producers and consumers of refined fuels, climate change legislation and regulations would likely increase costs for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and the cash flows of the nitrogen fertilizer business.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and profitability.

We are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and cash flows if we are subjected to significant fines or compliance costs.

Both the petroleum and nitrogen fertilizer businesses depend on significant customers and the loss of one or several significant customers may have a material adverse impact on our results of operations and financial condition.

The petroleum and nitrogen fertilizer businesses both have a high concentration of customers. Our five largest customers in the petroleum business represented 48.8% of our petroleum sales for the year ended December 31, 2009. Further in the aggregate, the top five ammonia customers of the nitrogen fertilizer business represented 43.9% of its ammonia sales for the year ended December 31, 2009 and the top five UAN customers of the nitrogen fertilizer business represented 44.2% of its UAN sales for the same period. Several significant petroleum, ammonia and UAN customers each account for more than 10% of sales of petroleum, ammonia and UAN, respectively. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. The loss of one or several of these significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations, financial condition and cash flows.

The acquisition and expansion strategy of our petroleum business and the nitrogen fertilizer business involves significant risks.

Both our petroleum business and the nitrogen fertilizer business will consider pursuing acquisitions and expansion projects in order to continue to grow and increase profitability. However, acquisitions and expansions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions and expansions, difficulties in identifying suitable acquisition targets and expansion projects or in completing any transactions identified on sufficiently favorable terms, and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions and expansions. In addition, any future acquisitions and expansions may entail significant transaction costs and risks associated with entry into new markets and lines of business.

The nitrogen fertilizer business has announced that it intends to move forward with an expansion of its nitrogen fertilizer plant, which will allow it the flexibility to upgrade all of its ammonia production to UAN. If the premium that UAN currently earns over ammonia decreases, this expansion project may not yield the economic benefits and accretive effects that are currently anticipated.

In addition to the risks involved in identifying and completing acquisitions described above, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our petroleum business and the nitrogen fertilizer business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our petroleum business and the nitrogen fertilizer business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	assumption of unknown material liabilities or regulatory non-compliance issues;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results; and

•	diversion of management’s attention from the ongoing operations of our business.

In addition, in connection with any potential acquisition or expansion project involving the nitrogen fertilizer business, the nitrogen fertilizer business will need to consider whether the business it intends to acquire or expansion project it intends to pursue (including the CO2 sequestration or sale project) could affect the nitrogen fertilizer business’ tax treatment as a partnership for federal income tax purposes. If the nitrogen fertilizer business is otherwise unable to conclude that the activities of the business being acquired or the expansion project would not affect the Partnership’s treatment as a partnership for federal income tax purposes, the nitrogen fertilizer business may elect to seek a ruling from the Internal Revenue Service (“IRS”). Seeking such a ruling could be costly or, in the case of competitive acquisitions, place the nitrogen fertilizer business in a competitive disadvantage compared to other potential acquirers who do not seek such a ruling. If the nitrogen fertilizer business is unable to conclude that an activity would not affect its treatment as a partnership for federal income tax purposes, the nitrogen fertilizer business may choose to acquire such business or develop such expansion project in a corporate subsidiary, which would subject the income related to such activity to entity-level taxation.

Failure to manage these acquisition and expansion growth risks could have a material adverse effect on our results of operations, financial condition and cash flows. There can be no assurance that we will be able to consummate any acquisitions or expansions, successfully integrate acquired entities, or generate positive cash flow at any acquired company or expansion project.

We are a holding company and depend upon our subsidiaries for our cash flow.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or to pay dividends or make other distributions in the future will depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. In addition, CRLLC, our indirect subsidiary, which is the primary obligor under our existing credit facility, is a holding company and its ability to meet its debt service obligations depends on the cash flow of its subsidiaries. The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their indebtedness, including the terms of our credit facility, tax considerations and legal restrictions. In particular, our credit facility currently imposes significant limitations on the ability of our subsidiaries to make distributions to us and consequently our ability to pay dividends to our stockholders.

Our significant indebtedness may affect our ability to operate our business, and may have a material adverse effect on our financial condition and results of operations.

As of December 31, 2010, we had total term debt outstanding of $472.5 million, $70.4 million in letters of credit outstanding and borrowing availability of $79.6 million under our credit facility. We and our subsidiaries may be able to incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness, the risks described below could increase. Our high level of indebtedness could have important consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital needs, capital expenditures, debt service requirements or for other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•	limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;

•	placing restrictive financial and operating covenants in the agreements governing our and our subsidiaries’ long-term indebtedness and bank loans, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to us;

•	exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, financial condition and operating results;

•	increasing our vulnerability to a downturn in general economic conditions or in pricing of our products; and

•	limiting our ability to react to changing market conditions in our industry and in our customers’ industries.

In addition, borrowings under our existing credit facility bear interest at variable rates subject to a LIBOR and base rate floor. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. Our interest expense for the year ended December 31, 2009 was $44.2 million. A 1% increase or decrease in the applicable interest rates under our credit facility, using average debt outstanding at December 31, 2009, would correspondingly change our interest expense by approximately $4.8 million per year. Our interest costs are also affected by our credit ratings. If our credit ratings decline in the future, the interest rates we are charged on debt under our credit facility could increase incrementally by 0.25%, up to 1.0%, contingent upon our credit rating.

In addition, changes in our credit ratings may affect the way crude oil and feedstock suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices. Given the large dollar amounts and volume of our feedstock purchases, a change in payment terms may have a material adverse effect on our liability and our ability to make payments to our suppliers.

In addition to our debt service obligations, our operations require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors. In addition, we are and will be subject to covenants contained in agreements governing our present and future indebtedness. These covenants include and will likely include restrictions on certain payments, the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting subsidiaries, asset sales, transactions with affiliates and mergers and consolidations. Any failure to comply with these covenants could result in a default under our credit facility. Upon a default, unless waived, the lenders under our credit facility would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our or our subsidiaries’ assets, and force us and our subsidiaries into bankruptcy or liquidation. In addition, any defaults under the credit facility or any other debt could trigger cross defaults under other or future credit agreements. Our operating results may not be sufficient to service our indebtedness or to fund our other expenditures and we may not be able to obtain financing to meet these requirements.

A substantial portion of our workforce is unionized and we are subject to the risk of labor disputes and adverse employee relations, which may disrupt our business and increase our costs.

As of December 31, 2009, approximately 39% of our employees, all of whom work in our petroleum business, were represented by labor unions under collective bargaining agreements. Our collective bargaining agreement with the United Steelworkers will expire in March 2012 and our collective bargaining agreement with the Metal Trades Unions will expire in March 2013. We may not be able to renegotiate our collective bargaining agreements when they expire on satisfactory terms or at all. A failure to do so may increase our costs. In addition, our existing labor agreements may not prevent a strike or work stoppage at any of our facilities in the future, and any work stoppage could negatively affect our results of operations and financial condition.

Our business may suffer if any of our key senior executives or other key employees discontinues employment with us. Furthermore, a shortage of skilled labor or disruptions in our labor force may make it difficult for us to maintain labor productivity.

Our future success depends to a large extent on the services of our key senior executives and key senior employees. Our business depends on our continuing ability to recruit, train and retain highly qualified employees in all areas of our operations, including accounting, business operations, finance and other key back-office and mid-office personnel. Furthermore, our operations require skilled and experienced employees with proficiency in multiple tasks. In particular, the nitrogen fertilizer facility relies on gasification technology that requires special expertise to operate efficiently and effectively. The competition for these employees is intense, and the loss of these executives or employees could harm our business. If any of these executives or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. We do not maintain any “key man” life insurance for any executives.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with regulations relating to the transportation of hazardous chemicals and security associated with the refining and nitrogen fertilizer facilities may have a material adverse effect on our results of operations, financial condition and cash flows. Targets such as refining and chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. As a result, the petroleum and chemical industries have responded to the issues that arose due to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of petroleum and chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives. Simultaneously, local, state and federal governments have begun a regulatory process that could lead to new regulations impacting the security of refinery and chemical plant locations and the transportation of petroleum and hazardous chemicals. Our business could be materially adversely affected by the cost of complying with new regulations.

Compliance with and changes in the tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including United States and state income taxes and transactional taxes such as excise, sales/use, payroll, and franchise and withholding. New tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future.

CVR Energy, Inc.

55,738,127 Shares of
Common Stock

The selling stockholders named in this prospectus may offer for resale under this prospectus, from time to time, up to 55,738,127 shares of our common stock.

The common stock may be offered or sold by a selling stockholder at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution.” We will bear all costs, expenses and fees in connection with the registration of the selling stockholders’ common stock. The selling stockholders will pay all commissions and discounts, if any, attributable to the sale or disposition of their shares of our common stock, or interests therein.

Our common stock, par value $0.01 per share, is listed on the New York Stock Exchange under the symbol “CVI.” As of June 21, 2010, the closing price of our common stock was $8.13.

This prospectus describes the general manner in which common stock may be offered and sold by the selling stockholders. We will provide supplements to this prospectus describing the specific manner in which the selling stockholders’ common stock may be offered and sold to the extent required by law. We urge you to read carefully this prospectus, any accompanying prospectus supplement, and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

The selling stockholders may sell common stock to or through underwriters, dealers or agents. The names of any underwriters, dealers or agents involved in the sale of any common stock and the specific manner in which it may be offered will be set forth in the prospectus supplement covering that sale to the extent required by law.

Investing in our common stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors set forth under “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 12, 2010 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010 filed with the Securities and Exchange Commission on May 5, 2010 (which documents are incorporated by reference herein), as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, before deciding to invest in our common stock. See “Incorporation By Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s “shelf” registration rules. Pursuant to this prospectus, the selling stockholders named on page 7 may, from time to time, sell up to a total of 55,738,127 shares of our common stock described in this prospectus in one or more offerings.

In this prospectus, all references to the “Company,” “CVR Energy,” “we,” “us” and “our” refer to CVR Energy, Inc., a Delaware corporation, and its consolidated subsidiaries, and all references to the “nitrogen fertilizer business” and “the Partnership” refer to CVR Partners, LP, a Delaware limited partnership that owns and operates our nitrogen fertilizer facility, unless the context otherwise requires or where otherwise indicated. The Company currently owns all of the interests in the Partnership other than the managing general partner interest and associated incentive distribution rights.

When one or more selling stockholders sells common stock under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference into this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

We are an independent refiner and marketer of high value transportation fuels and, through a limited partnership, a producer of nitrogen fertilizers in the form of ammonia and urea ammonia nitrate, or UAN. We are one of only eight petroleum refiners and marketers located within the mid-continent region (Kansas, Oklahoma, Missouri, Nebraska and Iowa) and the nitrogen fertilizer business is the only marketer of ammonia and UAN fertilizers in North America that produces ammonia using a petroleum coke, or pet coke, gasification process.

Our petroleum business includes a 115,000 barrel per day, or bpd, complex full coking medium-sour crude oil refinery in Coffeyville, Kansas. In addition, we own and operate supporting businesses that include (1) a crude oil gathering system serving Kansas, Oklahoma, western Missouri, eastern Colorado and southwestern Nebraska, (2) a 145,000 bpd pipeline system that transports crude oil to our refinery with 1.2 million barrels of associated company-owned storage tanks and an additional 2.7 million barrels of leased storage capacity located at Cushing, Oklahoma, (3) a rack marketing division supplying product through tanker trucks directly to customers located in close geographic proximity to Coffeyville and Phillipsburg and to customers at throughput terminals on refined products distribution systems run by Magellan Midstream Partners L.P., or Magellan, and NuStar Energy, LP, or NuStar and (4) storage and terminal facilities for refined fuels and asphalt in Phillipsburg, Kansas.

Our refinery is situated approximately 100 miles from Cushing, Oklahoma, one of the largest crude oil trading and storage hubs in the United States, which provides us with access to virtually any crude oil variety in the world capable of being transported by pipeline. We sell our products through rack sales (sales which are made at terminals into third party tanker trucks) and bulk sales (sales through third party pipelines) into the mid-continent markets via Magellan and into Colorado and other destinations utilizing the product pipeline networks owned by Magellan, Enterprise Products Operating, L.P. and NuStar.

The nitrogen fertilizer business consists of a nitrogen fertilizer plant in Coffeyville, Kansas that includes two pet coke gasifiers. The nitrogen fertilizer business is the only operation in North America that utilizes a pet coke gasification process to produce ammonia. By using pet coke (a coal-like substance that is produced during the refining process) instead of natural gas as a primary raw material, at current natural gas and pet coke prices, we believe the nitrogen fertilizer plant business is one of the lowest cost producers and marketers of ammonia and UAN fertilizers in North America. The nitrogen fertilizer manufacturing facility is comprised of (1) a 1,225 ton-per-day ammonia unit, (2) a 2,025 ton-per-day UAN unit and (3) a dual train gasifier complex, each having a capacity of 84 million standard cubic feet per day. A majority of the ammonia produced by the nitrogen fertilizer plant is further upgraded to UAN fertilizer (a solution of urea and ammonium nitrate in water used as a fertilizer). On average during the last five years, over 74% of the pet coke utilized by the fertilizer plant was produced and supplied to the fertilizer plant as a byproduct of our refinery.

CVR Energy, Inc. was incorporated in Delaware in September 2006. Our principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and our telephone number is (281) 207-3200. Our website address is www.cvrenergy.com. Information contained in or linked to or from our website is not a part of this prospectus.

RISK FACTORS

You should carefully consider the risk factors set forth under “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 12, 2010 and in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the SEC on May 5, 2010 (which documents are incorporated by reference herein), as well as other risk factors described under the caption “Risk Factors” in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus, including all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before deciding to invest in our common stock. See “Incorporation By Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of operating as a public company, our capital programs and environmental expenditures. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	volatile margins in the refining industry;

•	exposure to the risks associated with volatile crude prices;

•	the availability of adequate cash and other sources of liquidity for our capital needs;

•	disruption of our ability to obtain an adequate supply of crude oil;

•	interruption of the pipelines supplying feedstock and in the distribution of our products;

•	competition in the petroleum and nitrogen fertilizer businesses;

•	capital expenditures required by environmental laws and regulations;

•	changes in our credit profile;

•	the potential decline in the price of natural gas, which historically has correlated with the market price for nitrogen fertilizer products;

•	the cyclical nature of the nitrogen fertilizer business;

•	adverse weather conditions, including potential floods and other natural disasters;

•	the supply and price levels of essential raw materials;

•	the volatile nature of ammonia, potential liability for accidents involving ammonia that cause severe damage to property and/or injury to the environment and human health, and potential increased costs relating to the transport of ammonia;

•	the dependence of the nitrogen fertilizer business on a few third-party suppliers, including providers of transportation services and equipment;

•	the potential loss of the nitrogen fertilizer business’ transportation cost advantage over its competitors;

•	existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources, and the end-use and application of fertilizers;

•	a decrease in ethanol production;

•	refinery operating hazards and interruptions, including unscheduled maintenance or downtime, and the availability of adequate insurance coverage;

•	our commodity derivative activities;

•	our dependence on significant customers;

•	our potential inability to successfully implement our business strategies;

•	the success of our acquisition and expansion strategies;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	our significant indebtedness;

•	our potential inability to generate sufficient cash to service all of our indebtedness;

•	the limitations contained in our debt agreements that limit our flexibility in operating our business;

•	the unprecedented instability and volatility in the capital and credit markets;

•	the potential loss of key personnel;

•	labor disputes and adverse employee relations;

•	the operation of our company as a “controlled company” under New York Stock Exchange rules;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	successfully defending against third-party claims of intellectual property infringement;

•	our ability to continue to license the technology used in our operations;

•	the Partnership’s ability to make distributions equal to the minimum quarterly distribution or any distributions at all;

•	the possibility that Partnership distributions to us will decrease if the Partnership issues additional equity interests and that our rights to receive distributions will be subordinated to the rights of third party investors;

•	the possibility that we will be required to deconsolidate the Partnership from our financial statements in the future;

•	the Partnership’s preferential right to pursue certain business opportunities before we pursue them;

•	whether we will be able to amend our first priority credit facility on acceptable terms if the Partnership seeks to consummate a public or private offering;

•	reduction of our voting power in the Partnership if the Partnership completes a public offering or private placement;

•	the possibility that we could be required to purchase the managing general partner interest in the Partnership, and whether we will have the requisite funds to do so;

•	the possibility that we will be required to sell a portion of our interests in the Partnership in the Partnership’s initial offering at an undesirable time or price;

•	the ability of the Partnership to manage the nitrogen fertilizer business in a manner adverse to our interests;

•	the conflicts of interest faced by our senior management, which operates both the Company and the Partnership, and the Company’s controlling stockholders, who control the Company and the managing general partner of the Partnership;

•	limitations on the fiduciary duties owed by the managing general partner of the Partnership, which are included in the partnership agreement;

•	whether we are ever deemed to be an investment company under the Investment Company Act of 1940, as amended, or will need to take actions to sell interests in the Partnership or buy assets to refrain from being deemed an investment company; and

•	transfer of control of the managing general partner of the Partnership to a third party that may have no economic interest in us.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time made, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

This list of factors is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders identified in this prospectus, their pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock. See “Selling Stockholders.”

SELLING STOCKHOLDERS

The Registration Statement of which this prospectus forms a part has been filed pursuant to registration rights granted to the selling stockholders in connection with our initial public offering in order to permit the selling stockholders to resell to the public shares of our common stock, as well as any common stock that we may issue or may be issuable by reason of any stock split, stock dividend or similar transaction involving these shares. Under the terms of the registration rights agreements between us and the selling stockholders named herein, we will pay all expenses of the registration of their shares of our common stock, including SEC filings fees, except that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of the shares of our common stock held by the selling stockholders as of June 21, 2010. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For the purposes of the table below, we assume that the selling stockholders will sell all of their shares of our common stock covered by this prospectus. When we refer to the selling stockholders in this prospectus, we mean the individuals and entities listed in the table below, as well as their pledgees, donees, assignees, transferees, and successors in interest.

Based on information provided to us, none of the selling stockholders that are affiliates of broker-dealers, if any, purchased shares of our common stock outside the ordinary course of business or, at the time of their acquisition of shares of our common stock, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares.

In the table below, the percentage of shares beneficially owned is based on 86,508,363 shares of our common stock outstanding as of the date of this prospectus (which includes 165,261 restricted shares). Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o CVR Energy, Inc., 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

	Shares Beneficially			Shares Beneficially
	Owned		Number of	Owned
Beneficial Owner	Prior to the Offering		Shares	After the Offering
Name and Address	Number	Percent	Offered	Number	Percent

Coffeyville Acquisition LLC (1)	31,433,360	36.3%	31,433,360	0	*
Kelso Investment Associates VII, L.P. (1)	31,433,360	36.3%	31,433,360	0	*
KEP VI, LLC (1)	31,433,360	36.3%	31,433,360	0	*
320 Park Avenue, 24th Floor New York, New York 10022
Coffeyville Acquisition II LLC (2)	24,057,096	27.8%	24,057,096	0	*

	Shares Beneficially			Shares Beneficially
	Owned		Number of	Owned
Beneficial Owner	Prior to the Offering		Shares	After the Offering
Name and Address	Number	Percent	Offered	Number	Percent

The Goldman Sachs Group, Inc. (2)	24,057,296	27.8%	24,057,296	0	*
200 West Street New York, New York 10282-2198
John J. Lipinski (3)	247,471	*	247,471	0	*
Scott L. Lebovitz (2)	24,057,296	27.8%	24,057,296	0	*
George E. Matelich (1)	31,433,360	36.3%	31,433,360	0	*
Stanley de J. Osborne (1)	31,433,360	36.3%	31,433,360	0	*

*	Less than 1%.

(1)	Coffeyville Acquisition LLC directly owns 31,433,360 shares of common stock. Kelso Investment Associates VII, L.P. (“KIA VII”), a Delaware limited partnership, owns a number of common units in Coffeyville Acquisition LLC that corresponds to 24,557,883 shares of common stock and KEP VI, LLC (“KEP VI” and together with KIA VII, the “Kelso Funds”), a Delaware limited liability company, owns a number of common units in Coffeyville Acquisition LLC that corresponds to 6,081,000 shares of common stock. The Kelso Funds may be deemed to beneficially own indirectly, in the aggregate, all of the common stock of the Company owned by Coffeyville Acquisition LLC because the Kelso Funds control Coffeyville Acquisition LLC and have the power to vote or dispose of the common stock of the Company owned by Coffeyville Acquisition LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares but each disclaims such beneficial ownership. Messrs. Nickell, Wall, Matelich, Goldberg, Bynum, Wahrhaftig, Berney, Loverro, Connors, Osborne and Moore (the “Kelso Individuals”) may be deemed to share beneficial ownership of shares of common stock owned of record or beneficially owned by KIA VII, KEP VI and Coffeyville Acquisition LLC by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of the Kelso Individuals share investment and voting power with respect to the ownership interests owned by KIA VII, KEP VI and Coffeyville Acquisition LLC but disclaim beneficial ownership of such interests. Mr. Collins may be deemed to share beneficial ownership of shares of common stock owned of record or beneficially owned by KEP VI and Coffeyville Acquisition LLC by virtue of his status as a managing member of KEP VI. Mr. Collins shares investment and voting power with the Kelso Individuals with respect to ownership interests owned by KEP VI and Coffeyville Acquisition LLC but disclaims beneficial ownership of such interests.

(2)	Coffeyville Acquisition II LLC directly owns 24,057,296 shares of common stock. GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG and GS Capital Partners V Institutional, L.P. (collectively, the “Goldman Sachs Funds”) are members of Coffeyville Acquisition II LLC and own common units of Coffeyville Acquisition II LLC. The Goldman Sachs Funds’ common units in Coffeyville Acquisition II LLC correspond to 23,821,799 shares of common stock. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by Coffeyville Acquisition II LLC through the Goldman Sachs Funds because (i) affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and (ii) the Goldman Sachs Funds control Coffeyville Acquisition II LLC and have the power to vote or dispose of the common stock of the Company owned by Coffeyville Acquisition II LLC. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Coffeyville Acquisition II LLC is an “affiliate” of a broker-dealer and certifies that it bought the shares of common stock offered hereby in the ordinary course of business and with investment intent and that at the time of the purchase of the shares, it had no agreements or understandings, and currently it has no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock offered hereby. Shares that may be deemed to be beneficially owned by the Goldman Sachs Funds consist of: (1) 12,543,608 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Fund, L.P. and its general partner, GSCP V Advisors, L.L.C., (2) 6,479,505 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Offshore Fund, L.P. and its general partner, GSCP V Offshore Advisors, L.L.C., (3) 4,301,376 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V Institutional, L.P. and its general partner, GSCP V Advisors, L.L.C., and (4) 497,310 shares of common stock that may be deemed to be beneficially owned by GS Capital Partners V GmbH & Co. KG and its general partner, Goldman, Sachs Management GP GmbH. In addition, Goldman, Sachs & Co. directly owns 200 shares of common stock. The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly the

200 shares of common stock owned by Goldman, Sachs & Co. In addition, the Goldman Sachs Funds may be deemed to beneficially own the 24,057,096 shares of common stock owned by Coffeyville Acquisition II LLC, and The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by Coffeyville Acquisition II LLC through the Goldman Sachs Funds. Scott L. Lebovitz is a managing director of Goldman, Sachs & Co. Mr. Lebovitz, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any.

(3)	Mr. Lipinski owns 247,471 shares of common stock directly. In addition, Mr. Lipinski owns 139,714 shares indirectly through his ownership of common units in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC. Mr. Lipinski does not have the power to vote or dispose of shares that correspond to his ownership of common units in Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC and thus does not have beneficial ownership of such shares.

GENERAL DESCRIPTION OF THE COMMON STOCK THAT
THE SELLING STOCKHOLDERS MAY SELL

Our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of the date of this prospectus, there are 86,343,102 outstanding shares of common stock and no outstanding shares of preferred stock. The selling stockholders named in this prospectus may offer for resale, from time to time, up to 55,738,127 shares of our common stock.

The following description of our common stock does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our board of directors. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our capital stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Our common stock will be represented by certificates, unless our board of directors adopts a resolution providing that some or all of our common stock shall be uncertificated. Any such resolution will not apply to any shares of common stock that are already certificated until such shares are surrendered to us.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for any breach of the director’s duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our board of directors has approved a form of indemnification agreement for our directors and officers, and expects that each of its current and future directors and officers will enter into substantially similar indemnification agreements. We also maintain directors and officers insurance.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that the Goldman Sachs Funds and the Kelso Funds have no obligation to offer us an opportunity to participate in business opportunities presented to the Goldman Sachs Funds or the Kelso Funds or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that neither the Goldman Sachs Funds or the Kelso Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

In addition, the Partnership’s partnership agreement provides that the owners of the managing general partner of the Partnership, which include the Goldman Sachs Funds and the Kelso Funds, are permitted to engage in separate businesses which directly compete with the Partnership and are not required to share or communicate or offer any potential corporate opportunities to the Partnership even if the opportunity is one that the Partnership might reasonably have pursued. The agreement provides that the owners of the managing general partner will not be liable to the Partnership or any partner for breach of any fiduciary or other duty by reason of the fact that such person pursued or acquired for itself any corporate opportunity.

Delaware Anti-Takeover Law

Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws provide that any director or the entire board of directors may be removed with or without cause by the affirmative vote of the majority of all shares then entitled to vote at an election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that any vacancies on our board of directors will be filled by the affirmative vote of a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director.

Voting

The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated bylaws, a different vote is required, in which case such provision will control.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholder action can be taken by written consent of the stockholders only if the

Goldman Sachs Funds and the Kelso Funds collectively beneficially own more than 35.0% of the outstanding shares of our common stock.

Ability to Call Special Meetings

Our amended and restated bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Special meetings may also be called by the holders of not less than 25% of the outstanding shares of our common stock if the Goldman Sachs Funds and the Kelso Funds collectively beneficially own 50% or more of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting or to require our board to call a special meeting.

Amending Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides that our certificate of incorporation may be amended by the affirmative vote of a majority of the board of directors and by the affirmative vote of the majority of all shares of our common stock then entitled to vote at any annual or special meeting of stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that our bylaws may be amended, repealed or new bylaws may be adopted by the affirmative vote of a majority of the board of directors or by the affirmative vote of the majority of all shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

Advance Notice Provisions for Stockholders

In order to nominate directors to our board of directors or bring other business before an annual meeting of our stockholders, a stockholder’s notice must be received by the Secretary of the Company at the principal executive offices of the Company not less than 120 calendar days before the date that our proxy statement is released to stockholders in connection with the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our amended and restated bylaws. If no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, then a stockholder’s notice, in order to be considered timely, must be received by the Secretary of the Company no later than the later of the 90th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CVI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

General

The selling stockholders may sell the shares of our common stock covered by this prospectus using one or more of the following methods:

•	underwriters in a public offering;

•	“at the market” to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales (including short sales “against the box”);

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our common stock by the selling stockholders may include the following information to the extent required by law:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The selling stockholders may offer our common stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the common stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of common stock, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions. Underwriting compensation will not exceed 8% for any offering under this Registration Statement.

If the selling stockholders use an underwriter or underwriters to effectuate the sale of common stock, we and/or they will execute an underwriting agreement with those underwriters at the time of sale of those securities. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of common stock, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of our common stock from time to time through agents. We will name any agent involved in the offer or sale of such shares and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

The selling stockholders may sell shares of our common stock directly to purchasers. In this case, they may not engage underwriters or agents in the offer and sale of such shares.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the selling stockholders’ shares of common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from the selling stockholders.

We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of our common stock by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of our common stock by other means not described in this prospectus. Moreover, shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

A selling stockholder which is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders. In such event we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. A selling stockholder which is an individual may make gifts of shares of common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

Indemnification

We and the selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our common stock may be entitled to indemnification by us and/or the selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the validity of the common stock offered by this prospectus will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Any underwriters will be advised about legal matters by their own counsel, which will be named in a prospectus supplement to the extent required by law.

EXPERTS

The consolidated financial statements of CVR Energy, Inc. and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-33492) (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) after the date of this registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offerings under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 12, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 5, 2010; and

•	our Current Reports on Form 8-K filed on January 7, 2010, March 18, 2010, April 12, 2010 and May 21, 2010.

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
Attention: Investor Relations
Telephone: (281) 207-3464

You should rely only on the information contained or incorporated by reference into this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common shares offered hereby. This prospectus is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for more information about us and our common stock. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange (NYSE: CVI), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.cvrenergy.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus and any additional prospectus supplements or free writing prospectuses, if necessary, relating to this offering. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information in this prospectus supplement or any documents we incorporate by reference into this prospectus supplement is accurate as of any date other than the date on the front cover page of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

CVR Energy, Inc.

23,610,218 Shares

Common Stock

Goldman, Sachs & Co.
Deutsche Bank Securities
Credit Suisse

Prospectus Supplement

February 2, 2011